

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Jose Luis Cordova
Chief Executive Officer
Astrea Acquisition Corp.
55 Ocean Lane Drive, Apt. 3021
Key Biscayne, FL 33149

        Re: Astrea Acquisition Corp.
            Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
            Filed December 1, 2021
            File No. 001-39996

Dear Mr. Cordova:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Our Industry and Market Opportunity, page 97

1.   We note your disclosure that business travel overall remains at depressed levels as compared to pre-pandemic levels. You further disclose that as "vaccination rates and ease of movement increase, and more offices reopen, a boost to domestic business travel may be seen by the last quarter of 2021." Please tell us what consideration you have given to updating your disclosures to describe your impact from the COVID-19 pandemic in light of your business operations.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 1. Description of Business Combinations, page 156

2.   Your response to prior comment 2 states that Astrea, as managing member, will have the power to direct the activities that most significantly impact the economic performance of

HotelPlanner.com. Please provide additional information for this statement, along with information regarding the roles and responsibilities of senior management and the board of directors. In addition, tell us whether Astrea's equity interests in HotelPlanner.com are required to be held to retain the power to make the decisions that most significantly impact the economic performance of HotelPlanner.com.

Note 4. Transaction Accounting Adjustments, page 168

3.   Expand your disclosure for adjustment (b) Purchase Price Allocation to provide additional detail regarding how you determined the fair value of the contingent consideration for earn out units.

4.   Revise your disclosure for adjustment (g) regarding Equity Adjustments for the non-controlling interest to include footnotes 1 through 6.

General

5.   We note that you have restated previous financial statements issued as at February 8, 2021 and for the quarters ended March 30, 2021 and June 30, 2021 for the matters as described in the amended filing. Tell us how you considered the requirement to file an Item 4-02 Form 8-K for the restatements. Refer to the instructions to Form 8-K.

6.   We note your response to prior comment 6 and reissue it in part. Please revise your organizational diagram at page 9 to include an interim redemption scenario.

7.   We note that you filed additional solicitation materials on December 13, 2021 to reflect an interview transcript involving Mr. Tim Hentschel, Co-Founder & Chief Executive Officer of HotelPlanner.com. Revise to reconcile the disclosure in your Background of the Business Combination section suggesting that discussions among the parties commenced after the closing of Astrea's initial public offering in February 2021 with certain statements in the interview transcript suggesting that Hotelplanner.com commenced discussions with Astrea in January 2021.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey M. Gallant, Esq.